UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                 SCHEDULE 13G/A

                                 --------------

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                            Milestone Scientific Inc.
                                (NAME OF ISSUER)

                    Common Stock, Par Value $.0001 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                    59935P100
                                 (CUSIP NUMBER)


                                December 31, 1999
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

CUSIP NO. 59935P100                 SCHEDULE 13G                   Page 2 of 12

1. Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities only):

          Little Wing, L.P., 13-3778596

2.   Check the Appropriate Box or Group:

          (a)  |_|
          (b)  |X|

3.   SEC Use Only

4.   Citizenship or Place of Organization:

          Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

     5.   Sole Voting Power:                          0

     6.   Shared Voting Power:                        0

     7.   Sole Dispositive Power:                     0

     8.   Shared Dispositive Power:                   0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:            0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:   |_|

11.  Percent of Class Represented by Amount in Row (9):          0.0%

12.  Type of Reporting Person:          PN

CUSIP NO. 59935P100                 SCHEDULE 13G                   Page 3 of 12

1. Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities only):

          Little Wing Too, L.P., 06-1520333

2.   Check the Appropriate Box or Group:

          (a)  |_|
          (b)  |X|

3.   SEC Use Only

4.   Citizenship or Place of Organization:

          Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

     5.   Sole Voting Power:                          0

     6.   Shared Voting Power:                        0

     7.   Sole Dispositive Power:                     0

     8.   Shared Dispositive Power:                   0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: / /

11.  Percent of Class Represented by Amount in Row (9): 0.0%

12.  Type of Reporting Person: PN

CUSIP NO. 59935P100                 SCHEDULE 13G                   Page 4 of 12

1. Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities only):

          Quilcap Corp., 13-3780878

2.   Check the Appropriate Box or Group:

          (a)  |_|
          (b)  |X|

3.   SEC Use Only

4.   Citizenship or Place of Organization:

          Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

     5.   Sole Voting Power:                          0

     6.   Shared Voting Power:                        0

     7.   Sole Dispositive Power:                     0

     8.   Shared Dispositive Power:                   0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: / /

11.  Percent of Class Represented by Amount in Row (9): 0.0%

12.  Type of Reporting Person: CO

CUSIP NO. 59935P100                 SCHEDULE 13G                   Page 5 of 12

1. Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities only):

          Tradewinds Fund Ltd.

2.   Check the Appropriate Box or Group:

          (a)  |_|
          (b)  |X|

3.   SEC Use Only

4.   Citizenship or Place of Organization:

          British Virgin Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

     5.   Sole Voting Power:                          0

     6.   Shared Voting Power:                        0

     7.   Sole Dispositive Power:                     0

     8.   Shared Dispositive Power:                   0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:         0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:   / /

11.  Percent of Class Represented by Amount in Row (9):          0.0%

12.  Type of Reporting Person:          CO

CUSIP NO. 59935P100                 SCHEDULE 13G                   Page 6 of 12

1. Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities only):

          Quilcap International Corp., 13-3868725

2.   Check the Appropriate Box or Group:

          (a)  |_|
          (b)  |X|

3.   SEC Use Only

4.   Citizenship or Place of Organization:

          Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

     5.   Sole Voting Power:                          0

     6.   Shared Voting Power:                        0

     7.   Sole Dispositive Power:                     0

     8.   Shared Dispositive Power:                   0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:         0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:   / /

11.  Percent of Class Represented by Amount in Row (9):          0.0%

12.  Type of Reporting Person:          CO

CUSIP NO. 59935P100                 SCHEDULE 13G                   Page 7 of 12

1. Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities only):

          Parker Quillen

2.   Check the Appropriate Box or Group:

          (a)  |_|
          (b)  |X|

3.   SEC Use Only

4.   Citizenship or Place of Organization:

          United States

     Number of Shares Beneficially Owned by Each Reporting Person with:

     5.   Sole Voting Power:                          0

     6.   Shared Voting Power:                        0

     7.   Sole Dispositive Power:                     0

     8.   Shared Dispositive Power:                   0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:         0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:   / /

11.  Percent of Class Represented by Amount in Row (9):          0.0%

12.  Type of Reporting Person:          IN

CUSIP NO. 59935P100                 SCHEDULE 13G                   Page 8 of 12

     Schedule 13G of Little Wing, L.P. ("Little Wing"), Little Wing Too, L.P. ("Little Wing Too"), Quilcap Corp. ("Quilcap Corp."), Tradewinds Fund Ltd. ("Tradewinds"), Quilcap International Corp. ("Quilcap International") and Parker Quillen with respect to the common stock, par value $.0001 per share of Milestone Scientific Inc. (the "Issuer").

ITEM 1(a)    NAME OF ISSUER:
             Milestone Scientific Inc.

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             220 South Orange Avenue, Livingston Corporate Park, Livingston, NJ 07039

ITEM 2(a)    NAME OF PERSON(S) FILING:
             Little Wing, L.P.
             Little Wing Too, L.P.
             Quilcap Corp.
             Tradewinds Funds
             Quilcap International Corp.
             Parker Quillen

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             Little Wing, L.P.
             c/o Quilcap Corp.
             375 Park Avenue
             Suite 1404
             New York, NY 10152

             Little Wing Too, L.P.
             c/o Quilcap Corp.
             375 Park Avenue
             Suite 1404
             New York, NY 10152

             Quilcap Corp.
             375 Park Avenue
             Suite 1404
             New York, NY 10152

CUSIP NO. 59935P100                SCHEDULE 13G                    Page 9 of 12

             Tradewinds Fund Ltd.
             c/o Quilcap International Corp.
             375 Park Avenue
             Suite 1404
             New York, NY 10152

             Quilcap International Corp.
             375 Park Avenue
             Suite 1404
             New York, NY 10152

             Parker Quillen
             c/o Quilcap Corp.
             375 Park Avenue
             Suite 1404
             New York, NY 10152

ITEM 2(c)    CITIZENSHIP:

             Little Wing and Little Wing Too are each limited partnerships organized under the laws of the State of Delaware. Quilcap Corp. and Quilcap International are each corporations organized under the laws of the State of Delaware. Tradewinds is a corporation organized under the laws of the British Virgin Islands. Parker Quillen is a citizen of the United States.

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:
             Common Stock, par value $.0001 per share

ITEM 2(e)    CUSIP NUMBER:
             59935P100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(B), or 13d-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

             |_|  (a)   Broker or Dealer registered under Section 15 of the
                        Securities Exchange Act of 1934 (the "Act");

             |_|  (b)   Bank as defined in Section 3(a)(6) of the Act;

             |_|  (c)   Insurance Company as defined in Section 3(a)(19) of the
                        Act;

             |_|  (d)   Investment Company registered under Section 8 of the
                        Investment Company Act of 1940;

             |_|  (e)   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

CUSIP NO. 59935P100                SCHEDULE 13G                    Page 10 of 12

             |_|  (f)   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

             |_|  (g)   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);

             |_|  (h)   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

             |_|  (i)   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

             |_|  (j)   A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c), check this box. |x|

ITEM 4       OWNERSHIP

            (a)   Amount Beneficially Owned:
                  No shares

            (b)   Percentage of Class:
                  0.0%

            (c)   Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:       -0-

                  (ii)     shared power to vote or to direct the vote:     -0-

                  (iii)    sole power to dispose or to direct the
                           disposition of:                                 -0-

                  (iv)     shared power to dispose or to direct the
                           disposition of :                                -0-

                  Quilcap Corp. is the general partner of each of Little Wing and Little Wing Too. Quilcap International is the investment manager to Tradewinds. Little Wing and Little Wing Too each have the power to vote and dispose of their respective Common Shares, which power may be exercised by Parker Quillen, as President of Quilcap Corp., the general partner to both entities. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Parker Quillen, as President of Quilcap International, the investment manager to Tradewinds.

CUSIP NO. 59935P100                SCHEDULE 13G                    Page 11 of 12

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON:
            Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            Not applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not applicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP
            Not applicable.

ITEM 10     CERTIFICATION (if filing pursuant to Rule 13d-1(c))
            Not applicable.

CUSIP NO. 59935P100                SCHEDULE 13G                    Page 12 of 12

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2000

LITTLE WING, L.P.                         LITTLE WING TOO, L.P.
By: Quilcap Corp., General Partner        By: Quilcap Corp., General Partner


By: /s/ Parker Quillen                    By:  /s/ Parker Quillen
   ----------------------------------        -----------------------------------
   Parker Quillen, President                 Parker Quillen, President


QUILCAP CORP.                             TRADEWINDS FUND LTD.
                                          By: Quilcap International Corp.


By: /s/ Parker Quillen                    By:  /s/ Parker Quillen
   ----------------------------------        -----------------------------------
   Parker Quillen, President                 Parker Quillen, President


QUILCAP INTERNATIONAL CORP.


By: /s/ Parker Quillen                    By:  /s/ Parker Quillen
   ----------------------------------        -----------------------------------
   Parker Quillen, President                 PARKER QUILLEN